

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2019

Barry Ray
Senior Executive Vice President and Chief Financial Officer
MidWestOne Financial Group, Inc.
102 South Clinton Street
Iowa City, Iowa 52240

      Re: MidWestOne Financial Group, Inc.
          Registration Statement on Form S-3
          Filed July 18, 2019
          File No. 333-232705

Dear Mr. Ray:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Purnell at 202-551-3454 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Financial Services